Exhibit 99.1

Arbe Announces Q1 2023 Financial Results

TEL AVIV, Israel, May 17, 2023 /PRNewswire/ -- Arbe Robotics Ltd. (NASDAQ: ARBE) (“Arbe”), a global leader in perception radar solutions, today announced financial results for its first quarter, which ended March 31, 2023.

Key Q1 and Recent Company Highlights:

This quarter, significant steps have been taken towards production and revenue growth through collaboration with Tier 1s and leading car manufacturers aiming to adopt Arbe’s technology for enhancing safety and autonomy in their next-generation platforms.

●	Arbe and Weifu Group, a leading Tier 1 supplier in China, announced strategic cooperation with DiDi Global’s autonomous freight company, KargoBot, to provide 4D Imaging Radars based on the proprietary Arbe chipset. The three parties agreed to jointly promote the R&D and commercial applications of Imaging Radars in the field of autonomous driving, marking a significant milestone in advancing safety and autonomy in the logistics and freight field.

●	Weifu Group has successfully developed its radar system B sample, which represents the production configuration. Weifu has also established a mass production line with a current capacity to manufacture tens of thousands of units per year, with an automated production line under development to enable the production of hundreds of thousands of radars annually, that will utilize Arbe’s cutting-edge chipset.

●	Veoneer, Valeo, Hirain, Sensrad, four Tier 1s who chose the Arbe chipset for their radar systems are in the final stages of developing B samples and constructing production lines.

●	Arbe is actively engaged with the perception teams of leading European and Asian premium car manufacturers to implement its radar technology into their next-generation solutions. This collaborative effort is designed to bridge the existing gap between current driver assist systems and the desired advancements in safety and autonomy.

●	Sensrad, a spin-out venture from Qamcom Group, which develops radar systems based on the Arbe chipset, has received a strategic investment from Gapwaves. The companies announced that they will join forces to supply radar systems to non-automotive industry segments including infrastructure, heavy machinery, surveillance, and autonomous mobility.

“We are proud of the progress that we made in the first quarter, highlighted by the successful establishment of a production line for radar systems based on our chipsets at Weifu,” said Kobi Marenko, Chief Executive Officer. “Arbe and Weifu have signed a strategic agreement with DiDi Global’s autonomous freight company, KargoBot. This cooperation platform aims to drive the development of cutting-edge technological products and expedite the commercialization of autonomous driving solutions within the logistics and freight sector.

“Furthermore, we are thrilled by the significant milestones achieved by the Tier 1 suppliers we work with in engaging potential customers across Europe, the U.S., and Asia. These accomplishments instill confidence in our strong position for sustained growth and reaffirm our commitment to securing four OEM selections by the end of 2023,” concluded Marenko.

First Quarter 2023 Financial Highlights

Revenues for Q1 2023 were $0.4 million, a decrease from $0.9 million in Q1 2022. Revenue was in line with expectations given Arbe’s decision to shift focus to chips for production. Backlog as of March 31, 2023, was $0.4 million, not including the previously announced HiRain preliminary order.

Gross margin for Q1 2023 was 11%, compared to 56.1% in Q1 2022, mainly related to economy of scale.

Operating expenses in Q1 2023 were $10.7 million, compared to $11.1 million in Q1 2022. The decrease in operating expenses was primarily driven by a decrease in general and administrative expenses from $2.1 million in Q1 2022 to $1.6 million in Q1 2023 and a decrease in sales and marketing expenses from $1.2 million in Q1 2022 to $0.9 million in Q1 2023. The decrease was primarily related to favorable exchange rate and to a lesser extent, due to labor cost.

The decrease was partially offset by an increase in research and development expenses from $7.8 million in Q1 2022 to $8.1 million in Q1 2023. The increase resulted from our continuing investment efforts as we progress toward production, supported by favorable exchange rate impact. As a result, our operating loss remained unchanged from Q1 2022 at $10.6 million.

Net loss in the first quarter of 2023 increased to $9.9 million, compared to a net loss of $7.9 million in the first quarter of 2022. Net loss in Q1 2023 included $0.7 million of financial income, mainly related to favorable exchange rates and interest from deposits. Net loss in Q1 2022 reflected financial income of $2.8 million, mainly related to warrant revaluations.

Adjusted EBITDA, a non-GAAP measurement which excludes financial expense/income and expenses for non-cash share-based compensation and for non-recurring public offering expenses, for Q1 2023, yielded a loss of $8.4 million, compared to a loss of $8.5 million in the first quarter of 2022.

Balance Sheet & Liquidity

As of March 31, 2023, Arbe had $44.9 million in cash and cash equivalents with no debt.

Outlook

Management reiterated the full year outlook for the period ending December 31, 2023. Based on current estimates:

●	Our goal for 2023 is to achieve 4 design-ins with automakers.

●	Revenues are expected to be in the range of $5 to $7 million, implying approximately 71% growth over 2022 at the midpoint of the range.

●	Revenues will be heavily weighted towards the end of the year as Arbe expects to start shipping production chips.

●	Adjusted EBITDA is projected to be in the range of ($32 million) and ($35 million).

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The Company encourages participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: (833) 316-0562
International: (412) 317-5736
Israel Toll Free: (80) 921-2373

A telephonic replay of the conference call will be available until May 31, 2023, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529
International: (412) 317-0088
Access ID: 6476189

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, delivery robots, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release and any statements made at the conference call and webcast referred to in this press release, contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.  These risks and uncertainties include, but are not limited to: (i) our ability to obtain design-ins during 2023; (ii) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (iii) Arbe’s ability to have products manufactured for it by its third party supplier that meet Arbe’s and its customers quality standards and delivery requirements; (iv) Arbe’s ability to leverage its existing relationships and secure orders resulting from the test programs; (v) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (vi) Arbe’s ability to meet its timetable both to achieve full production and to meet the delivery requirements of its customers; (vii) the development of safe autonomous vehicles that include Arbe’s radar systems;  (viii) Arbe’s expectation that it will obtain orders from Tier 1 suppliers and automakers that would build the radars based on its Chipset solution; (ix) Arbe’s belief that the Arbe Radar Chipset and Lynx Surround Imaging Radar herald a breakthrough in radar technology that provide Tier 1 suppliers and automakers with the ability to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (x) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufacturers; (xi) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xii) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xiii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xiv) Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in Arbe’s field of activity; (xv) changes or inaccuracies in market projections; and (xvi) the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects” and Item 3. Key Information –Risk Factors” in Amendment No. 1 to Arbe’s Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 9, 2023 as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website is expressly not incorporated by reference into and is not a part of this press release.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2023		December 31, 2022
	(Unaudited)		(Unaudited)
Current Assets:
Cash and cash equivalents	44,903		54,171
Restricted cash	135		144
Short term bank deposits	-		400
Trade receivable	2,088		2,202
Prepaid expenses and other receivables	1,665		1,839
Total current assets	48,791		58,756

Non-Current Assets
Operating lease right-of-use assets	453		465
Property and equipment, net	1,573		1,609
Total non-current assets	2,026		2,074

Total assets	50,817		60,830

Current liabilities:
Trade payables	2,145		1,244
Operating lease liabilities	328		364
Employees and payroll accruals	2,268		2,861
Deferred revenues	351		351
Accrued expenses and other payables	2,402		5,609
Total current liabilities	7,494		10,429

Long term liabilities
Operating lease liabilities	49		17
Warrant liabilities	1,762		1,631
Total long-term liabilities	1,811		1,648

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	211,559		208,893
Accumulated deficit	(170,047)		(160,140)
Total shareholders’ equity	41,512		48,753

Total liabilities and shareholders’ equity	50,817		60,830

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended
	March 31, 2023	March 31, 2022
	(Unaudited)	(Unaudited)
Revenues	355	876
Cost of revenues	316	384
Gross Profit	39	492

Operating Expenses:
Research and development, net	8,124	7,803
Sales and marketing	924	1,182
General and administrative	1,630	2,145
Total operating expenses	10,678	11,130
Operating loss	(10,639)	(10,638)

Financial income, net	(732)	(2,782)

Net loss	(9,907)	(7,856)

Basic net loss per ordinary share	(0.15)	(0.12)

Weighted-average number of shares used in computing basic net loss per ordinary share	64,671,688	63,034,545

Diluted net loss per ordinary share	(0.17)	(0.12)

Weighted-average number of shares used in computing diluted net loss per ordinary share	58,969,265	63,034,545

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended
	March 31, 2023	March 31, 2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(9,907)	(7,856)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	137	105
Stock-based compensation	2,008	1,790
Warrants to service providers	97	69
Revaluation of warrants and accretion	131	(3,135)

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	114	(465)
Decrease (increase) in prepaid expenses and other receivables	174	(339)
Operating lease ROU assets and liabilities, net	8	(16)
Increase (decrease) in trade payables	853	(668)
Increase (decrease) in employees and payroll accruals	(593)	372
Increase (decrease) in deferred revenue	-	5
decrease in accrued expenses and other payables	(3,207)	(2,865)

Net cash used in operating activities	(10,185)	(13,003)

Cash flows from investing activities:
Change in bank deposits	400	(400)
Purchase of property and equipment	(53)	(242)

Net cash provided by (used in) investing activities	347	(642)

Cash flows from financing activities:
Proceeds from exercise of options	561	96

Net cash provided by financing activities	561	96

Effect of exchange rate fluctuations on cash and cash equivalent	509	65
Decrease in cash, cash equivalents and restricted cash	(9,786)	(13,614)
Cash, cash equivalents and restricted cash at the beginning of period	54,315	100,936

Cash, cash equivalents and restricted cash at the end of period	45,038	87,387

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS
(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended
	March 31, 2023	March 31, 2022
GAAP net loss attributable to ordinary shareholders	(9,907)	(7,856)

Add:
Stock-based compensation	2,008	1,790
Warrants to service providers	97	69
Revaluation of warrants and accretion	131	(3,135)
Non-recurring initial public offering expenses	-	130
Non-GAAP net loss	(7,671)	(9,002)

Basic Non-GAAP net loss per ordinary share	(0.12)	(0.14)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	64,671,688	63,034,545

Diluted Non-GAAP net loss per ordinary share	(0.13)	(0.14)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	58,969,265	63,034,545

RECONCILIATION OF GAAP NET LOSS TO AJUSTED EBITDA
(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended
	March 31, 2023	March 31, 2022
GAAP net loss attributable to ordinary shareholders	(9,907)	(7,856)

Add:
Financial expenses (income), net	(732)	(2,782)
Depreciation	137	105
Stock-based compensation	2,008	1,790
Warrants to service providers	97	69
Non-recurring initial public offering expenses	-	130
Adjusted EBITDA	(8,397)	(8,544)

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Miri Segal, MS-IR, 917-607-8654, msegal@ms-ir.com